August 21, 2009

Mr Patrick Gilmore

Accounting Branch Chief

United States

Securities and Exchange Commission

Re :

Forms 10-K/10-Q

File No 333-06718

Dear sir,

In response to your letter dated July 28, 2009, please note the following items :

Item 1.

Management of the Company is made up of only two individuals. Whereas, management is aware of Sarbanes-Oxley regulation and the requirement to report on Internal Control, it also recognizes that in our particular instance, no such Internal Control can be properly implemented. Management does relate to work performed by the Company’s Canadian CPAs firm to produce accurate financial reports and requires these to be reviewed by the external auditors however, this does not match the definition of Internal Control.

Discussions to that effect have taken place with the external auditors of the Company and it has been determined that our financial reports should clearly state that no Internal Control can be performed at this time; failure to comply should be clearly disclosed in the Report on Internal Control Over Financial Reporting.

In order to perform proper Internal Control, the Company will need to raise more funds and hire a third person on its management team. Until such time, financial reports will clearly report lack of such control.

As Q1 and Q2 financial reports are currently being reviewed by our new auditors, upon filing on these amended reports, proper disclosure will be made.

Item 2.

All securities under registration of the February 10, 2009 S-8 were sold. Accordingly, none remained unsold.

Item 3.

We will comply and file an amended copy that includes signature of the majority of our Board of Directors by the end of the current month.

Item 4.

We will comply and file an amended copy that includes the balance sheet of the preceding year by the end of the current month.

Item 5.

We will file an amended copy that will be appropriately labelled by the end of the current month.

Furthermore, the Management and the Board of Directors of the Company acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company,

Claude Gingras

Vice-president

Corporate Affairs

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776